Phone:	(212) 885-5442

Fax:	(212) 885-5001

Email:	bshiffman@blankrome.com

January 13, 2006

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp.
Amendment No. 2 to Registration Statement
on Form S-1
Filed December 21, 2005
File No. 333-128325

Dear Mr. Reynolds:

On behalf of Global Services Partners Acquisition Corp. (“Company”), we are submitting this correspondence in response to the Staff’s comment letter received on January 10, 2006 relating to the above-captioned Registration Statement. We are also sending you hard copies of this letter with the proposed changes and clarifications to Note 7 to the Notes to the Company’s financial statements, the Company’s form of Warrant Agreement and the Company’s form of Registration Rights Agreement.

If the responses set forth below, together with the Company’s proposed changes and clarifications to Note 7 and its forms of Warrant Agreement and Registration Rights Agreement, address the Staff’s comments to its satisfaction, the Company will file Amendment No. 3 to the Registration Statement with such changes and such amended forms of exhibits.

Mr. John Reynolds

January 13, 2006

Financial Statements

Notes to Financial Statements

Note 7 – Warrants and option to Purchase Common Stock, page F10

We noted your response to our prior comment one; however, you have not demonstrated to us how you have met the conditions in paragraph 14 of EITF 00-19 to be classified as equity. As stated in our prior comment, you have agreed with the warrant holders to settle the contract by issuance of shares that are required to be registered and to maintain the effectiveness of such registration statement until the expiration of the warrants. Since the agreement with the warrant holders does not specify how the contract would be settled in the event that you are unable to deliver registered shares, net-cash settlement is assumed (pursuant to paragraph 17 of EITF 00-19) if you are unable to deliver registered shares. Consequently, the warrants should be initially measured at fair value and classified as a liability since share settlement is not within your control in accordance with paragraphs 14 and 17 of EITF 00-19. Please revise the financial statements and other related disclosure throughout the registration statement to reflect the classification of the warrants as a liability or tell why you believe the revision is not required.

We have updated and clarified the disclosure in Note 7 to our financial statements. Our initial securityholders may exercise their Class W Warrants or Class Z Warrants (the “Warrants”) only for shares of our common stock. Although our initial securityholders may make a written demand that we file a registration statement, we are only required to use our best efforts to cause the registration statement to be declared effective and, once effective, only to use our best efforts to maintain its effectiveness. Accordingly, our obligation is merely to use our best efforts in connection with the Registration Rights Agreement and upon exercise of the Warrants, we can satisfy our obligation by delivering unregistered shares of common stock. Sections 3.3.2 and 7.4 of the form of Warrant Agreement, Section 3.1.1 of the form of Registration Rights Agreement and Note 7 to Notes to financial statements in the Prospectus have been revised to clarify this matter. In accordance with paragraph 14 of EITF 00-19, the Warrants should be classified as a permanent equity instrument because (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the warrant agreement permits us to net share settle by delivery of unregistered shares and (c) the other conditions of EITF 00-19, as illustrated below, are met. Please note that the Warrant Agreement and Registration Rights Agreement were not entered into as of the balance sheet date, and will be entered into as of the effective date of the Registration Statement. Accordingly, the Company believes that consideration shall not be given to the previously filed forms of agreements, as they were not executed and, therefore, did not impose any obligations on the Company.

Mr. John Reynolds

January 13, 2006

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The Company’s warrants are only exercisable in exchange for shares of the Company’s common stock and therefore can only be settled in the Company’s common stock. As we have satisfied one of the SFAS 133 requirements, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in the Notes to the Company’s financial statements and elsewhere in the Registration Statement, the Company’s Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of the Company’s common stock. The holders of the Company’s Warrants do not have any rights to put and redeem the Warrants back to the Company. However, under certain circumstances described in the Notes to our financial statements and elsewhere in the Registration Statement, the Company will have the right to call the Warrants for redemption at a nominal price of $.05 per Warrant.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, we believe permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

(i) The Warrants do not have any method of settlement upon exercise other than physical settlement of shares in exchange for cash from the holder.

Mr. John Reynolds

January 13, 2006

(ii) The Warrants do not contain any provision that upon exercise could require us to settle with the holder in cash.

(iii) The terms of the Warrants provide for a limit on the number of shares issuable upon exercise and we have sufficient authorized shares available to satisfy such limit as well as other existing commitments.

(iv) The holders of the Warrants may exercise the Warrants only for shares of common stock. Although our initial securityholders may make a written demand that we file a registration statement, we are only required to use our best efforts to cause the registration statement to be declared effective and, once effective, only to use our best efforts to maintain its effectiveness. Accordingly, our obligation is merely to use our best efforts in connection with the registration rights agreement and upon exercise of the Warrants, we can satisfy our obligation by delivering unregistered shares of common stock upon exercise of the Warrants.

(v) There are no features or terms available within the Warrants, including any requirements to post collateral, both prior to exercise of the Warrants and after exercise into common shares which would provide for any rights or privileges to the holders of Warrants ahead of other holders of our common stock.

(vi) The other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated such criteria, and the provisions of the Warrants satisfy the requirements.

As a result, we believe the requirements of EITF 00-19 to be met and accordingly believe permanent equity classification to be appropriate.

We thank you in advance for your assistance and would appreciate the opportunity to discuss this response at your earliest convenience. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman